U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number: 001-34409

RECON TECHNOLOGY, LTD

Room 1902, Building C, King Long International Mansion

No. 9 Fulin Road

Beijing, 100107

People's Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Issuance of Convertible Notes

On November 25, 2020, Recon Technology, Ltd (the “Company”) and certain accredited investors (the “Investors”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) pursuant to which the Company agreed to sell to the Investors, and the Investors agreed to purchase from the Company, in an unregistered private transaction, convertible promissory notes (the “Convertible Notes”) with an aggregate principal amount of US $6,485,000, convertible into ordinary shares, $0.0925 par value per share of the Company (the “Ordinary Shares”) at a rate of $0.71 per Ordinary Share, upon the terms and subject to the limitations and conditions set forth in such Convertible Notes.

The Notes will bear interest at a rate of 12% per year and will have a term of six (6) months. The Company will repay the Note principal and interest in six (6) equal monthly payments, subject to earlier conversion or repayment. The Holders have the right to convert the Notes, and the Company has the right to repay the Notes without penalty, in whole or in part during the term of the Notes. In the event of such early conversion or repayment, the Company has the right to make such payment in shares, cash, or combination of shares and cash, and the amount payable will equal the amount of accrued and outstanding principal and interest on such repaid amount, and the Company will not have any make-whole obligations. The Company has agreed to use its commercial best efforts to obtain the registration of the Ordinary Shares issuable under the Notes, including interest payments in the event the Company elects to pay such amounts in Ordinary Shares. Assuming payment of principal and interest entirely in Ordinary Shares and no early conversion or repayment, the Company would issue up to an aggregate of 9,466,137 Ordinary Shares in connection with the Notes.

The Investors consist of individual accredited investors, one of whom is the adult daughter of one of the officers and directors of the Company. Such individual is purchasing Notes on identical terms as the other Investors.

The foregoing descriptions of the forms of Purchase Agreement and Notes are complete and are qualified in their entirety by references to the full text of the form of Purchase Agreement and Convertible Notes, which are attached hereto as Exhibits 10.1 and 4.1, respectively, and are incorporated herein by reference. The disclosure on this Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (file numbers 333-234660, 333-239910 and 333-249930) and S-8 (file number 333-228981, respectively).

Financial Statements and Exhibits.

Exhibits.

Exhibit 4.1	Form of Convertible Note

Exhibit 10.1	Securities Purchase Agreement dated November 25, 2020

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RECON TECHNOLOGY, LTD

/s/ Shenping Yin
Shenping Yin
Chief Executive Officer
(Principal Executive Officer)

Dated: November 27, 2020